

Via U.S. Mail and Facsimile (202/857-6395)

April 8, 2011

Joel S. Kress
Executive Vice President – Business and Legal Affairs
ICON Capital Corp.
100 Fifth Avenue, Fourth Floor
New York, New York 10011

      Re: ICON ECI Fund Fifteen, L.P.
             Amendment No. 3 and 4 to Registration Statements on Form S-1
             Filed March 15, 2011 and April 1, 2011
             File No. 333-169794

Dear Mr. Kress:

      We have reviewed your registration statements and your March 14, 2011 response to comment 1 of our letter dated February 28, 2011 and have the following comments.

General

1. In relevant part, Section 3(c)(5)(A) and (B) of the Investment Company Act of 1940 ("1940 Act") exclude a person from the definition of "investment company" who:

    > is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: (A) Purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services; (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services…

    We note that you believe Registrant qualifies for the exclusion from the definition of "investment company" under the 1940 Act because it is primarily engaged in at least one of the businesses enumerated under sections 3(c)(5)(A) and (B). To that end, please explain whether Registrant is "engaged in the business of issuing redeemable securities."

2. Your response to comment 1 of our letter dated February 28, 2011 states that the Investment Manager (as that term is defined in the Form S-1) does not meet the definition of "investment adviser" as set forth in Section 202(a)(11) of the Investment Advisers Act

of 1940 ("Advisers Act") because the Investment Manager engages in a "non-investment business" and does not advise an investment company. Section 202(a)(11) defines an investment adviser as "any person who, for compensation, engages in the business of advising others… as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities." Please provide an analysis of whether the Investment Manager meets the definition of investment adviser, recognizing that "non-investment business" is not expressly applicable under the Advisers Act.

3. On page 31 of the Form S-1 filed on April 1, 2011, you state that the Investment Manager will not register as an investment adviser under the Advisers Act "in reliance upon an exemption therefrom." Please explain upon which registration exemption the Investment Manager is relying.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Deborah Froling, Esq. (*Via Facsimile 202/857-6395*)
        Arent Fox LLP
        1050 Connecticut Avenue, N.W.
        Washington, D.C. 20036